UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
(Check One):

☐ Form 10-K and Form 10-KSB ☐ Form 20-F  ☒ Form 11-K  ☐ Form 10-Q and Form 10-QSB ☐ Form 10-D ☐ Form N-SAR ☐ From N-CSR

For Period Ended: December 31, 2007

☐ Transition Report on From 10-K
☐ Transition Report on From 20-F
☐ Transition Report on From 11-K
☐ Transition Report on From 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________________

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Ingersoll-Rand/Thermo King De Puerto Rico Retirement Savings Plan
Full Name of the Registrant

______________________________________________
Former Name if Applicable

Ingersoll Rand Company, Clarendon House, 2 Church Street
Address of Principal Executive Office (Street and Number)

Hamilton, HM 11, Bermuda
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if applicable)

☒ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;

☒ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c) The accocuntant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file, without unreasonable effort and expense, its Form 11-K for the period ended December 31, 2007. The Registrant has incurred a delay in assembling the information required to be included in such report and as such, the auditors have not yet completed their review of the Form 11-K.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

Richard W. Randall	441	295-2838
___________________	___________	___________________
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify repot(s)
☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Ingersoll-Rand /Thermo King De Puerto Rico Retirement Savings Plan
(Name of Registrant)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 30, 2008	By:	/s/ Joanne Maughan
Name: Joanne Maughan
Benefits Administration Committee

ATTENTION

International misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)